SURGEPAYS, INC.

3124 BROTHER BLVD.

SUITE 410

BARTLETT, TN 38133

October 8, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	SurgePays, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed September 22, 2021
File No. 333-233726

Dear Ms. Wirth:

By letter dated October 4, 2021, the staff (the “Staff,” “you” or “your”) of the U.S. Securities and Exchange Commission (the “SEC”) provided SurgePays, Inc., formerly known as Surge Holdings, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Amendment No. 4 to Registration Statement on Form S-1 filed on September 22, 2021. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the Staff’s comments are listed below, followed by the Company’s responses, in bold.

Amendment No. 4 to Registration Statement on Form S-1 Filed September 22, 2021

Risk Factors, page 10

1.	We note your statement on page 6 that “[t]his offering will occur only if Nasdaq approves the listing of our Common Stock and Warrants.” Please add a risk factor that addresses the risks of not being listed by Nasdaq and the resulting effects of not commencing your offering.

RESPONSE: On the date hereof, we are filing Amendment No. 5 to Registration Statement on Form S-1 (the “Amendment”). The Amendment contains a new risk factor that provides the additional information requested by the Staff.

Legal Proceedings, page 43

2.	We note the alleged violations of the Telephone Consumer Protection Act added to your Legal Proceedings section. Please revise to include the date institutes and the relief sought. Please refer to Item 103 of Regulation S-K.

RESPONSE: We have revised the Legal Proceedings section in the Amendment to include the information requested by the Staff.

Report of Independent Registered Public Accounting Firm, page F-1

3.	We note the presentation changes made to the statements of operations and Note 18 – Segment Information. Please tell us how your auditor determined it was unnecessary to provide an updated audit report. Alternatively, please amend your filing to include an updated audit report. Please refer to PCAOB AS 3110 and AS 4101.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that the auditor’s view is that the changes reflect a reclassification of differences based on the Staff’s comments. We did not view this as a significant change in the presentation of the financial statements.

Note 18. Segment Information, page F-35

4.

In the Segment Information tables beginning on pages 28 and 34 you present more than one profit measure for each of your reportable segments: gross profit/(loss) as the first measure and net income/(loss) for each segment as the second measure. You also state that management evaluated segments based on operating loss, a profit or loss measure that you previously disclosed. ASC 280-10-50-22 requires disclosure of a single measure of segment profit or loss and ASC 280-10-50-28 indicates that when more than one segment profit measure is utilized the one with the measurement principles most consistent with GAAP becomes the segment measure of profit or loss. As a result, please address the following:

●	tell us which of the three sets of measures is your single measure of segment profit or loss and explain why, referencing the authoritative literature you rely upon to support your position;

●	revise all applicable disclosures to present only that single measure of segment profit or loss for each segment and reconcile this measure to your consolidated income measure as required by ASC 280-10-50-30b; and

●	tell us whether you intend to continue to disclose a second measure in your Management’s Discussion and Analysis and, to the extent you anticipate doing so, represent to us that you will identify it as a non-GAAP measure and provide all the disclosures required by Item 10(e)(1)(i) of Regulation S-K.

RESPONSE: In response to the Staff’s comment in the first bullet point, the Company respectfully advises the Staff that, pursuant to the guidance in ASC 280-10-50-22, we note a public entity shall report a measure of profit or loss and total assets for each reportable segment. The Company will revise its one profit measure to be operating profit or loss. We believe this measure, as reviewed by the chief operating decision maker, is most relevant in understanding the Company’s operations. Additionally, under ASC 280-10-50-28, we note that the chief operating decision maker uses only one measure of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources, segment profit or loss shall be reported as this measure.

In response to the Staff’s comment in the second bullet point, the Company respectfully advises the Staff that the Company has revised the Amendment to reflect the use of operating profit or loss as the single profit measure.

In response to the Staff’s comment in the third bullet point, the Company respectfully advises the Staff that, in future filings, the Company will use operating profit or loss as the single measure as discussed in the Management’s Discussion and Analysis in the Amendment.

Note 2. Summary of Significant Accounting Policies

Deconsolidation of Subsidiary, page F-46

5.

We note that on May 7, 2021, the Company completed the disposition of True Wireless, Inc. for proceeds of $176,051. Please tell us how you considered the guidance in ASC Topic 205-20 in determining that the business should not be classified as discontinued operations in your interim financial statements for the period ended June 30, 2021.

RESPONSE: The Company respectfully advises the Staff that the Company considered the guidance provided in ASC 205-20 to determine that the sale of True Wireless, Inc. (“TW”) did not meet the criteria for presentation as discontinued operations. Our assessment initially focused on the following guidance:

ASC 205-20-45-1A: A discontinued operation may include a component of an entity or a group of components of an entity, or a business or nonprofit activity.

ASC 205-20-45-1B: A disposal of a component of an entity or a group of components of an entity shall be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when any of the following occurs:

a.	The component of an entity or group of components of an entity meets the criteria in paragraph 205-20-45-1E to be classified as held for sale.

b.	The component of an entity or group of components of an entity is disposed of by sale.

c.	The component of an entity or group of components of an entity is disposed of other than by sale in accordance with paragraph 360-10-45-15 (for example, by abandonment or in a distribution to owners in a spinoff).

The Company determined that it should assess whether or not the sale of TW met the criteria for presentation as discontinued operations as we considered TW a business (ASC 205-20-45-1A). Accordingly, we assessed whether the sale of TW constituted a strategic shift that would have a major effect on the entity’s operations and financial results. For this assessment, we reviewed all relevant facts and circumstances surrounding the transaction and compared those facts and circumstances to the guidance provided in ASC 205-20-45-1C:

a: Examples of a strategic shift that has (or will have a major effect on an entity’s operations and financial results could include a disposal of a major geographical area, a major line of business, a major equity method investment, or other major parts of an entity (see paragraphs 205-20-55-83 through 55-101 for examples).

Based on the examples provided in ASC 205-20-55-83 through 55-101, and an in-depth analysis of the relevant quantitative and qualitative facts, the Company considered the following qualitative factors in determining that the sale of TW did not represent a strategic shift:

●	The strategy of the Company has always been to be a technology-driven company building an innovative supply chain software platform that offers a complete suite of underbanked financial services and prepaid products. TW focused on the government program, Lifeline, to provide cellular service to the underbanked population. The sale of TW does not represent a change in this strategy. The Company continues to operate in the same industry, utilizing a new government program, the Emergency Broadband Benefit Program (“EBB Program”), to provide internet service to the underbanked population.

●	TW’s value has continued to decline with the significant revenue decreases realized over the past several years. As the Lifeline program has matured, it has resulted in substantial declines in historical and forecasted year-over-year revenues from TW. The sale transaction represents a mechanism to accelerate and maximize the expected future cash flow and allows the Company to focus on the EBB Program.

●	There were no employees who were 100% dedicated to the operations associated with TW and the Company did not eliminate any employee positions as a direct result of the sale of TW.

●	The Company believes that the primary reason for shareholders investment is the continued development and future potential of the Company’s product expansion to the underbanked population. The Company’s earnings releases and earning calls over the past eighteen months have been primarily focused on the progress of the development of our innovative supply chain software platform that offers a complete suite of underbanked financial services and prepaid products. While the Company has disclosed information about revenue from TW, it has communicated that the focus is to maximize cash flow generated by these products to fund the development of our innovative supply chain software platform. We believe that there is further evidence that shareholders are primarily focused on our complete suite of underbanked financial services and prepaid products. Namely, that after the sale of TW was announced, there was no noticeable change in the share price, share volume or market value of the Company in the trading days following the announcement compared to the trading days prior to the announcement. For all of the reasons listed above, the sale of TW was not a strategic change that has had or will have a major effect on the Company.

In making the determination that the sale of TW did not represent a strategic shift, the Company also evaluated quantitative measures. The Company believes that the quantitative assessment of revenue, on a stand-alone analysis, does not represent a meaningful measure of the value of the Company, nor a true indicator of discontinued operations, given the historical trend of significantly declining revenue. Instead, the focus for the Company’s management and shareholders is the development and potential of our innovative supply chain software platform and that revenue from TW is not a meaningful or key financial metric used to assess the value of the Company.

To complement its analysis of the qualitative factors noted above, the Company evaluated other quantitative factors with respect to TW, including:

●	The assets that were sold related to TW represented less than 1% of the total assets on the Company’s consolidated balance sheet as of December 31, 2020, as filed on the Company’s most recent Annual Report on Form 10-K.

●	The revenues attributable to TW represented approximately 6% of the total consolidated revenues of the Company for both the three months ended March 31, 2021 and the six months ended June 30, 2021. TW’s revenues were approximately 4% of total consolidated revenues at December 31, 2020.

●

Consolidated operating expenses attributable to TW represented approximately 6%, 3% and 3% of the Company’s operating expenses at December 31, 2020, March 31, 2021, and June 30, 2021, respectively. The Company does not anticipate a material decrease in operating expenditures as a result of the TW sale.

Given the analysis of both qualitative and quantitative factors, the Company determined that the sale of TW did not represent a strategic shift and did not meet the criteria in ASC 205-20 for presentation as discontinued operations.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

SURGEPAYS, INC.

/s/ Kevin Brian Cox
Kevin Brian Cox

Chief Executive Officer